Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 and related Prospectus of Assertio Therapeutics, Inc. (formerly known as Depomed, Inc.) for the registration of common stock, preferred stock, debt securities, warrants and units, and to the incorporation by reference therein of our reports dated February 28, 2018, with respect to the consolidated financial statements and schedule of Depomed, Inc., and the effectiveness of internal control over financial reporting of Depomed, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois
August 15, 2018